Exhibit 99.1

Stolt Offshore S.A.                                    [Graphic omitted]


NEWS RELEASE


      Stolt Offshore S.A. Awarded $50 million Contract in Equatorial Guinea

London, England - September 1, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today reported the award of a contract valued at approximately $50 million from Amerada Hess for installation work on the Okume Complex in Equatorial Guinea.

The contract is for the installation of flexible risers and 116 kms of rigid pipelines between the Okume/Ebano and Oveng Tension Leg Platforms, Elon Satellite Platforms and the Sendje Ceiba FPSO. The flexible risers will be supplied by Stolt Offshore's joint venture NKT Flexibles I/S under a separate contract. The installation programme will take place from the Seaway Falcon in the second half of 2006.

Bruno Chabas, Chief Operating Officer said, "Stolt Offshore has worked with Triton Energy and Amerada Hess over the last four years on the development of the La Ceiba field and we welcome this further package of deepwater installation work for which the Seaway Falcon is ideally suited."

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy/Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com

Patrick Handley (UK)/Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

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